Filed by Comcast Corporation Pursuant to Rule 425
                               under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                               Subject Company: AT&T Comcast Corporation
                               Commission File No. 333-82460

                               Date: June 6, 2002


The following presentation was shown at the 10th Annual Deutsche Bank Media
Conference:


                  10th Annual Deutsche Bank Media Conference



                               [GRAPHIC OMITTED]



June 4, 2002

                                                                   COMCAST LOGO

Safe Harbor

Caution Concerning Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of those words and other comparable words. Comcast Corporation ("Comcast") wishes to take advantage of the "safe harbor" provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Comcast. Factors that could cause actual results to differ materially include, but are not limited to
(1) the effects of legislative and regulatory changes; (2) the potential for increased competition; (3) technological changes; (4) the need to generate substantial growth in the subscriber base by successfully launching, marketing and providing services in identified markets; (5) pricing pressures which could affect demand for Comcast's services; (6) Comcast's ability to expand its distribution; (7) changes in labor, programming, equipment and capital costs;
(8) Comcast's continued ability to create or acquire programming and products that customers will find attractive; (9) future acquisitions, strategic partnerships and divestitures; (10) general business and economic conditions;
(11) other risks described from time to time in Comcast's periodic reports filed with the Securities and Exchange Commission; and (12) with respect to statements relating to the proposed combination of Comcast and AT&T Broadband, factors that could cause actual results of the combined businesses of Comcast and AT&T Broadband to differ materially from expected results for such businesses, including failure to integrate the businesses successfully or to achieve the expected combination benefits.


Deutsche Bank
June 4, 2002                                                       COMCAST LOGO

COMCAST LOGO



                               Brian L. Roberts
                                   President

                       1Q02: Strong Operating Performance


                  Cable                 QVC                    Content
$ in Millions          13.5%                11.4%                      33.6%
$600                     X     $200                  $60
                         X
                         X                    X      $55                 X
$550                     X                    X                          X
               X         X     $175           X      $50                 X
               X         X           X        X                          X
$500           X         X           X        X                          X
               X         X           X        X      $45                 X
               X         X           X        X                          X
$450           X         X     $150  X        X      $40     X           X
              1Q01    1Q02          1Q01    1Q02            1Q01       1Q02


                        Consolidated Revenue Growth: 12%
                          Consolidated OCF Growth: 18%

Deutsche Bank               Note: Pro Forma Results
June 4, 2002                                                        COMCAST LOGO

Leveraging an Upgraded Network

--> Strong Demand for New Services
     comcast High-Speed Internet
     comcast digital cable

--> Double-Digit OCF Growth
     o 10% in 2000
     o 12% in 2001
     o 12-14% in 2002E

--> Significant Free Cash Flow
     o Consolidated: $800 million - $1.0 billion in 2002E

           Upgraded Network + New Services + Double-Digit OCF Growth
                    = Significant Free Cash Flow Generation


Deutsche Bank
June 4, 2002                                                        COMCAST LOGO

COMCAST LOGO digital cable

Subscriptions                                                      Penetration
   (000s)

3,500                                                                    40%
                     1Q02 Net Adds: 200,000
3,000                                                          3MM*+     35%

                                                       2.54MM            30%
2,500                                         2.33MM
                                                                         25%
2,000
                                1.35MM
                                                                         20%
1,500
                                                                         15%
1,000
                                                                         10%
                      515K
  500                                                                     5%
           78K
    0                                                                     0%

           YE98       YE99       YE00         YE01      1Q02   YE02E

                  * 2002 Guidance: 600-700,000 net additions.


Deutsche Bank
June 4, 2002                                                        COMCAST LOGO

COMCAST LOGO digital cable

                          Strong and Profitable Growth


                     o  Positive Contribution Since Day One
                        o Incremental Revenue: $10.61 per Box
                        o Incremental OCF: >80% Margin


Deutsche Bank
June 4, 2002                                                        COMCAST LOGO

Building on the Digital Platform


Subscription
 Penetration                                                             100% +
     |
     |                                                           Interactive TV
     |
     |                                                 Extended VOD / PVR
     |
     |                                     High Definition TV
     |
     |                            Video-On-Demand
     |
     |                    Digital Plus
     |                      $14.95
     |
     |          Digital Classic
     |              $9.95
     |
     --------------------------------------------------------------------------


Deutsche Bank                                                      COMCAST LOGO
June 4, 2002

Building on the Digital Platform

                         Video-On-Demand

o  Drives Digital Penetration
o  Leverages Existing Box
o  Competitive Advantage
     Digital --> Parity
     VOD     --> Superiority
o  Scalable Architecture for Future
   Services


Deutsche Bank                                                      COMCAST LOGO
June 4, 2002

                          VOD . . . More Than Movies


          Movies           +           Time Shifted Programming
            |                                      |
     ----------------           -----------------------------------------
     |              |           |                      |                |
         Impulse                     Subscription           "Best of"
                                                            Cable and
                                 HBO  Showtime  STARZ!     Broadcasting


                               [GRAPHIC OMITTED]
                                                                           News

                                                                         Sports

                                                                           Kids

                                                                       Shopping

                                                                     Prime Time

                                                                          Cable


Deutsche Bank                                                      COMCAST LOGO
June 4, 2002

                            Building on the Digital

                           High-Definition Television


o  Today:         Available to 1.3MM
                  Customers in Philadelphia
                  and New Jersey

o  YE 2002:       Expand Offering in Mid-                   [GRAPHIC OMITTED]
                  Atlantic Super Cluster and
                  to Other Key Markets

o  Programming:   ABC, NBC, HBO, and Showtime

o  2003:          Comcast SportsNet


Deutsche Bank                                                      COMCAST LOGO
June 4, 2002

                       COMCAST LOGO High-Speed Internet

Subscribers
  (000s)                                                             Penetration

1,600                                                                       14%
                        1Q02 Net Adds: 92,000                1.4MM*+
1,400                                                                       12%

1,200
                                           948K    1.04MM                   10%
1,000
                                                                             8%
  800
                                                                             6%
  600
                                                                             4%
  400                              400K

  200                    142K                                                2%
            51K
  0                                                                          0%

            YE98         YE99      YE00    YE01     1Q02     YE02E


                  * 2002 Guidance: 400-500,000 net additions.


Deutsche Bank                                                      COMCAST LOGO
June 4, 2002

                       COMCAST LOGO High-Speed Internet


o 1Q02 ARPU: $40, up from $35 in 4Q01

o Significant Cash Flow Improvement                         [GRAPHIC OMITTED]

o Designed to Support Multiple ISPs

    o First ISP Deal: Juno and NetZero

    o Juno Broadband Launched in Nashville and
      Indianapolis on May 30, 2002                          [GRAPHIC OMITTED]


Deutsche Bank                                                      COMCAST LOGO
June 4, 2002

                     Building on the Cable Modem Platform


         Over the Next 12 - 24 Months:

            o Music

            o Photo Sharing

            o Gaming

            o Short-Form Video

            o Video Chat


Deutsche Bank                                                      COMCAST LOGO
June 4, 2002

                               [GRAPHIC OMITTED]


                                                                  COMMERCE LOGO

Revenue Growth


[Chart depicting revenue growth of Base+iQVC, UK, German and Other, resulting in an increase in CAGR by 15% from 1990-2001.]


Deutsche Bank                                                           QVC LOGO
June 4, 2002

Operating Cash Flow Growth


[Chart depicting Operating Cash Flow Growth of Base+iQVC, UK, German and Other, resulting in an increase in CAGR by 38% from 1990-2001.]



Deutsche Bank                                                           QVC LOGO
June 4, 2002

QVC Delivers...In One Day!

                   1/19/02: $18MM in Computers              [GRAPHIC OMITTED]




[GRAPHIC OMITTED]                                 4/30/02: $18MM on Cooking Day




                    5/11/02: $23MM on Fashion Day           [GRAPHIC OMITTED]


Deutsche Bank                                                           QVC LOGO
June 4, 2002

                               [GRAPHIC OMITTED]




                                                                        CONTENT

                    o   In Four Years:

                       o   Subscribers Up 50%
 [GRAPHICS OMITTED]
                       o   71 Million Subscribers


                    o   E!'s 2002 Academy Awards Show

                    o   Most Watched Day in Networks History style.

                    o   Scheduled to Reach 40 Million Subscribers by YE04


                              [GRAPHICS OMITTED]




Deutsche Bank
June 4, 2002                                                       COMCAST LOGO

[GRAPHIC OMITTED]
THE GOLF CHANNEL (R)

                    o   46 Million Subscribers

                        o   Subscribers Up 25% In One Year

                    o   More Tournament Coverage Than All Other Networks
                         Combined

                    o   Upscale, Highly Targeted Demographic



                               [GRAPHICS OMITTED]




Deutsche Bank
June 4, 2002

[GRAPHIC OMITTED]

                    o  Launched in April 2002

                    o  24x7 Network Targeted to Video Game Enthusiasts

                       o  145MM Americans Play Video Games

                       o  $9Bn in Domestic Revenue in 2001


                               [GRAPHICS OMITTED]



Deutsche Bank
June 4, 2002
                                                     COMCAST LOGO

AT&T COMCAST (R)
     CORPORATION


                         A Powerful Platform for Growth

                    o    Margin Improvement / Operating Efficiencies

                    o    Other Value Creation Opportunities

                         o    Content

                         o    National Advertising

                         o    Technology

                             Unlimited Opportunity


Deutsche Bank
June 4, 2002
                                                      COMCAST LOGO

COMCAST (R)


                                 John R. Alchin
                    Executive Vice President and Treasurer

AT&T COMCAST (R)
     CORPORATION

  Merger Funding In Place

      o $17 Billion of Bank Facilities

      o Funding Requirement at Closing: $11-$14 Billion

         o Includes Repayment of AT&T Intercompany Debt,
           Free Cash Flow Deficit and Other Near-Term
           Liquidity Needs for AT&T Comcast



Deutsche Bank
June 4, 2002                                                       COMCAST LOGO

                          Commitment to Deleveraging



                    AT&T Comcast debt(1)
                      ($ in Billions)

QUIPS                $5.0       $5.0----
                                        $1.1
                                            --------     -------
New                                     $0.5
AT&T Comcast                                                    $6.5
Borrowings          $12.5                           $10.7            ------
                                                                           $4.2

Existing
AT&T Bonds           $8.4                            $8.4                  $8.4

Existing
Comcast Debt         $9.9                            $9.4                  $9.4
--------------------------------------------------------------------------------
 Total Debt                    $30.8                $28.5                  $22.0
--------------------------------------------------------------------------------
                                      Rural Cable            Estimated
                                        System               TWE value
                                        Sales/               (after-tax)
                                      Liquid Share
                                      Monetization

            o QUIPS conversion to equity represents a $5.0BN (face value) reduction in total debt and preferred

            o On April 5th, AT&T Broadband reached an agreement with Bresnan Communications to sell 320,000 subscribers in Montana, Wyoming and Colorado for $735MM in cash

            o On May 21st, Comcast sold 42MM shares of AT&T stock for $540MM in cash - Reducing opening debt balance o An additional after-tax value of $1.1BN in highly liquid assets will also be monetized in the next year

            o Within two years, AT&T Comcast expects to monetize TWE ($6.5BN+, after-tax(2))


   1  Net of AT&T Broadband Exchangeables and Comcast ZONES

   2 Preliminary valuation for illustrative purposes based on Wall Street estimates


Deutsche Bank
June 4, 2002                                                       COMCAST LOGO

AT&T COMCAST (R)
     CORPORATION

                                            2003     2004       2005
 AT&T Broadband OCF
Margin Improvement(1)                        26%  ----------->   36%
Operating Synergies(1) (Millions)          $300      $400      $500
Comcast Cable OCF Growth(1)                  11%  ----------->   11%

                            OCF Growth Exceeding 20%



Deutsche Bank
June 4, 2002                                                       COMCAST LOGO

Free Cash Flow Generation

         Decrease in cable capital expenditures

(Billions)

    $2.5
                                                     ====
    $2.0                                             ====
                                                     ////     ====
    $1.5                                  ====       ////     ////
                                          ====       ////     ////
    $1.0                                  ====       ////     ////
                 ====        ====         ////       ////     ////
    $0.5         ////        ////         ////       ////     ////
                 ////        ////         ////       ////     ////
    $0.0         ////        ////         ////       ////     ////
                 1998        1999         2000       2001     2002E

                                       ///  Cable


      ...leads to significant FCF generation

  (Millions)
 + $800                                        []
                                              /
   $700                                      /
                                            /
   $600                                    /
                                          /
   $500                                  /
                    []                  /
   $400            /   \               /
                  /     \             /
   $300          /       []          /
                /          \        /
   $200        /            \      /
              /              \    /
   $100      /                \  /
            /                  []
     $0    []
         1998     1999   2000  2001        2002E


Free Cash Flow = EBITDA - Cap Ex - Interest Expense - Cash Taxes. Excludes One-Time Tax Payments, OCF losses from Business Telephony Initiatives and High-Speed Internet Transition Costs



Deutsche Bank
June 4, 2002                                                       COMCAST LOGO

AT&T COMCAST (R)
     CORPORATION


Financially Strong and
       Positioned for Growth

   o  Free Cash Flow Generation

   o  Investment Grade Rating

   o  Building Long Term Shareholder Value

                             Unlimited Opportunity




Deutsche Bank
June 4, 2002                                                       COMCAST LOGO

                                  Comcast (R)

   Note: The following notice is included to meet certain legal requirements:


                           FORWARD-LOOKING STATEMENTS

     The enclosed information contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of AT&T Corp. ("AT&T"), Comcast Corporation ("Comcast") and, after the completion of the proposed transaction between AT&T and Comcast, AT&T Comcast Corporation ("AT&T Comcast") are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in AT&T's, Comcast's and AT&T Comcast's filings with the Securities and Exchange Commission ("SEC"), including risks and uncertainties relating to: failure to obtain and retain expected synergies from the proposed transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, changes in laws or regulations, availability and cost of capital and other similar factors. Readers are referred to AT&T's and Comcast's most recent reports filed with the SEC. AT&T, Comcast and AT&T Comcast are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.


                             ADDITIONAL INFORMATION

     In connection with the proposed transaction, AT&T, Comcast and AT&T Comcast have filed a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about AT&T, Comcast and AT&T Comcast, without charge, at the SEC's web site at http://www.sec.gov. Free copies of AT&T's filings may be obtained by directing a request to AT&T Corp., 295 North Maple Avenue, Basking Ridge, N.J. 07920,
Attention: Investor Relations. Free copies of Comcast's and AT&T Comcast's filings may be obtained by directing a request to Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148, Attention: General Counsel.

     AT&T, Comcast and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the proposed transaction. Information concerning Comcast's participants in the solicitation is contained in a filing made by Comcast with the Commission pursuant to Rule 14a-12 on July 9, 2001.